UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

CASI Pharmaceuticals Received Interim Relief in connection with the Dispute with Juventas

BEIJING, China – CASI Pharmaceuticals, Inc. (Nasdaq: CASI, the “Company”), a biopharmaceutical company specializing in the development and commercialization of innovative therapeutic and pharmaceutical products announced that, in relation to the Company’s previously announced dispute with Juventas Cell Therapy Ltd. (“Juventas”) that is subject to arbitration proceedings administered by the Hong Kong International Arbitration Centre (the Arbitration Proceeding), in response to CASI’s application for interim relief, the arbitral tribunal constituted pursuant to the rules of the Hong Kong International Arbitration Centre (the “Tribunal”) issued an order on February 3, 2025 (the “Order”). The Tribunal’s Order provides, among others, that pending a final award or a further order of the Tribunal, (i) Juventas may engage in activities to sell, offer to sell, distribute or otherwise commercialize CNCT19 subject to it complying with various conditions, which include periodically providing the Company with updates relating to patients, revenue, expenses, etc. thereof, (ii) Juventas shall not collaborate, negotiate or reach agreement on, or otherwise engage with any other party except for the Company in relation to selling, offering to sell, distributing or otherwise commercializing CNCT-19, unless agreed to in writing with the Company, and (iii) the Company continues to have the right to market, offer to sell and sell or otherwise commercialize CNCT-19.

The Company intends to vigorously assert and enforce its rights in the ongoing Arbitration Proceeding, and collaborate with Juventas in good faith for patients’ access to CNCT19 treatment. The Company cannot predict right now the final outcome of the Arbitration Proceeding or how the parties’ dispute would ultimately be resolved.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its focus on hematology oncology therapeutics and therapeutics for organ transplant rejection and autoimmune disease, as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei-Wu He
	Name:	Wei-Wu He
	Title:	Chairman & CEO

Date: February 10, 2025